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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2 )*

Pacific Energy Partners, L.P.
(Name of Issuer)
Common Units
(Title of Class of Securities)
69422R 10 5
(CUSIP Number)
Anne E. Gold - First Reserve GP X, Inc.,
One Lafayette Place,
Greenwich, CT 06830
(203) 625-2520
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
November 15, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	69422R 10 5

1	NAMES OF REPORTING PERSONS: First Reserve GP X, Inc.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	84-2133571

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO

CUSIP No.	69422R 10 5

1	NAMES OF REPORTING PERSONS: First Reserve GP X, L.P.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	56-2416968

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

CUSIP No.	69422R 10 5

1	NAMES OF REPORTING PERSONS: First Reserve Pacific Holdings AIV, L.P.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	20-2464499

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

     This Amendment No. 2 to the statement on Schedule 13D (this “Amendment”) amends the statement originally filed on March 31, 2005 by First Reserve GP X, Inc. (“First Reserve”), First Reserve GP X, L.P. (“GP X, L.P.”), and First Reserve Pacific Holdings AIV, L.P. (“Holdings LP”, and collectively with First Reserve and GP X, L.P., the “Reporting Persons”), and relates to the common units representing limited partners interests (“Common Units”) of Pacific Energy Partners, L.P. (the “Issuer”) into which subordinated units representing limited partners interests of the Issuer (“Subordinated Units”) are convertible pursuant to the terms set forth in the Issuer’s First Amended and Restated Agreement of Limited Partnership, as amended. That Schedule 13D as previously amended is hereby further amended as set forth below.
     This Amendment No. 2 is being filed in connection with the sale of 100% of LB Pacific, LP’s (“LB LP”) interest in the Issuer, pursuant to the terms of the Purchase Agreement dated June 11, 2006, between Plains All American Pipeline L.P. (“PAA”) and LB LP (the “PAA Purchase Agreement”), which closed on November 15, 2006 (the “PAA Transaction Date”). Pursuant to the PAA Purchase Agreement, PAA purchased from LB LP (i) all of the issued and outstanding limited partner interests in Pacific Energy GP, LP, which is the sole general partner of the Issuer; (ii) the sole member interest in Pacific Energy Management, LLC, which is the sole general partner of Pacific Energy GP, LP; (iii) all of the 5,232,500 Common Units of the Issuer owned by LB LP; and (iv) all of the 5,232,500 Subordinated Units of the Issuer held by LB LP, for an aggregate purchase price of $700 million in cash. Pursuant to that certain Merger Agreement (the “Merger Agreement”) described in the PAA Purchase Agreement, on the PAA Transaction Date, the Issuer was merged into PAA and all outstanding common units of the Issuer owned by unitholders other than LB LP were converted into common units of PAA based on an exchange ratio of 0.77 common units of PAA per common unit of the Issuer.
     Capitalized terms used but not defined in this Amendment No. 2 have the meanings ascribed to them in the Schedule 13D as previously amended.
ITEM 4. PURPOSE OF TRANSACTION.
   Item 4 is hereby amended to add the following paragraph at the end of Item 4:
     Pursuant to the PAA Purchase Agreement, PAA purchased from LB LP (i) all of the issued and outstanding limited partner interests in Pacific Energy GP, LP, which is the sole general partner of the Issuer; (ii) the sole member interest in Pacific Energy Management, LLC, which is the sole general partner of Pacific Energy GP, LP; (iii) all of the 5,232,500 Common Units of the Issuer owned by LB LP; and (iv) all of the 5,232,500 Subordinated Units of the Issuer held by LB LP, for an aggregate purchase price of $700 million in cash. Pursuant to the Merger Agreement, the Issuer was merged into PAA and all outstanding common units of the Issuer owned by unitholders other than LB LP were converted into common units of PAA based on an exchange ratio of 0.77 common units of PAA per common unit of the Issuer. The purchase of the above listed interests from LB LP and the merger referenced above were consummated on the PAA Transaction Date. As a result of the consummation of these transactions, the Reporting Persons disposed of 100% of their interests in the Issuer.
        The remaining paragraphs of Item 4 are unchanged.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.
     Item 5 is hereby deleted in its entirety and replaced with the following language:
(a) — (b) All of the Reporting Persons’ interests in the Issuer were sold to PAA on November 15, 2006 pursuant to the PAA Purchase Agreement, as described in Item 4. From and after the PAA Transaction Date, and as of the date hereof, none of the Reporting Persons directly or indirectly owns any securities of the Issuer.
(c) Other than the transaction described in Item 4, the Reporting Persons have not effected any transactions in the Common Units or the Subordinated Units during the past sixty days.
(d) To the best knowledge of the Reporting Persons, no person or persons other than the Reporting Persons, the limited partners of Holdings LP, and the limited partners of First Reserve Fund X, L.P. have the right to receive, or the power to direct the receipt of dividends from, or the power to direct the receipt of proceeds of the sale of the Common Units or the Subordinated Units beneficially owned by the Reporting Persons.
(e) Each Reporting Person ceased to be the beneficial owner of more than five percent of the Common Units on November 15, 2006, upon the consummation of the transactions contemplated in the PAA Purchase Agreement.
ITEM 6. CONTRACTS, ARRANGEMENTS OR UNDERSTANDING WITH RESPECT TO SECURITIES OF THE ISSUER.
        Item 6 is amended to add the following paragraph at the end of Item 6.
The PAA Purchase Agreement
     Pursuant to the PAA Purchase Agreement, PAA purchased from LB LP (i) all of the issued and outstanding limited partner interests in Pacific Energy GP, LP, which is the sole general partner of the Issuer; (ii) the sole member interest in Pacific Energy Management, LLC, which is the sole general partner of Pacific Energy GP, LP; (iii) all of the 5,232,500 Common Units of the Issuer owned by LB LP; and (iv) all of the 5,232,500 Subordinated Units of the Issuer held by LB LP, for an aggregate purchase price of $700 million in cash. The purchase of the above listed interests from LB LP was consummated on November 15, 2006.
     The PAA Purchase Agreement is filed as Exhibit 2 to this Amendment No. 2 to Schedule 13D and is incorporated by reference herein and the description set forth above is qualified in its entirety by reference thereto.
ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.
Exhibit 1. Joint Filing Agreement dated March 31, 2005, by and among First Reserve Pacific Holdings AIV, L.P., First Reserve GP X, LP, and First Reserve GP X, Inc. filed as Exhibit 1 to the Schedule 13D filed by the Reporting Persons on March 31, 2005, and incorporated herein by reference as Exhibit 1 to this Amendment No. 2 to Schedule 13D.

Exhibit 2. Purchase Agreement dated June 11, 2006, between Plains All American Pipeline L.P. and LB Pacific, LP, filed on June 13, 2006 as Exhibit 2.1 to the Issuer’s Current Report on Form 425, and incorporated by reference herein as Exhibit 2 to this Amendment No. 2 to Schedule 13D.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.
     Dated: November 22, 2006.

First Reserve Pacific Holdings AIV, L.P.
By:	First Reserve GP X, L.P., its General Partner
By: First Reserve GP X, Inc., its General Partner

By:	/s/ Anne E. Gold
	Name:	Anne E. Gold
	Title:	Secretary

FIRST RESERVE GP X, L.P.
By:	First Reserve GP X, Inc., its General Partner

By:	/s/ Anne E. Gold
	Name:	Anne E. Gold
	Title:	Secretary

FIRST RESERVE GP X, INC.

By:	/s/ Anne E. Gold
	Name:	Anne E. Gold
	Title:	Secretary